16021163

N
SEC
Mail Processing
Section
MAY 31 2016
Washington DC
412

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66860

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2015 (MM/DD/YY) AND ENDING 03/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIBERTY GLOBAL PARTNERS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Franklin Street, 26th Floor
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin Johnson 603-216-8918
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West (Address) Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liberty Global ~~Partners~~ Capital Services, LLC, as of March 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

ARIA-BARZAN ROSTAMI
Notary Public, Commonwealth of Massachusetts
My Commission Expires August 13, 2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Liberty Global Capital Services, LLC
10 Liberty Square
Boston, MA 02109

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Liberty Global Capital Services, LLC as of March 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Liberty Global Capital Services, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Global Capital Services, LLC as of March 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Liberty Global Capital Services, LLC financial statements. Supplemental Information is the responsibility of Liberty Global Capital Services, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
May 24, 2016

Liberty Global Capital Services, LLC
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended March 31, 2016

ASSETS

CURRENT ASSETS	
Cash in Bank	$ 97,720.11
Accounts Receivable	256,214.17
Deposit	1,205.25
Prepaid Expenses	875.00
Total Current Assets	356,014.53
PROPERTY AND EQUIPMENT	1,251.97
TOTAL ASSETS	**$ 357,266.50**

LIABILITIES & MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 24,825.32
Accrued Expenses	51,068.00
Total Current Liabilities	75,893.32
LONG-TERM LIABILITIES	
Total Liabilities	75,893.32
MEMBERS' EQUITY	
Members' Equity	281,373.18
Total Members' Equity	281,373.18
TOTAL LIABILITIES & MEMBERS' EQUITY	**$ 357,266.50**

The accompanying notes are an integral part of these financial statements.

Liberty Global Capital Services, LLC
Financial Statements
Statement of Operations
As of and for the Year-Ended March 31, 2016

Revenues	
Private Placements	$392,500.00
Other Income	55,863.56
Total Revenues	448,363.56
Operating Expenses	
Employee compensation	100,000.00
Communications and data processing	7,516.94
Other expenses	359,473.44
Total Operating Expenses	466,990.38
Operating Income (Loss)	(18,626.82)
Net Income (Loss)	**($18,626.82)**

The accompanying notes are an integral part of these financial statements.

Liberty Global Capital Services, LLC
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended March 31, 2016

CASH FLOW FROM OPERATING ACTIVITIES	
Net Income (Loss)	($18,626.82)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Accounts Receivable	(202,186.92)
Other	10,893.10
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(43,775.54)
Accrued Liabilities	50,068.00
Total Adjustments	(185,001.36)
Net cash provided by (Used in) Operating Activities	(203,628.18)
CASH FLOWS FROM INVESTING ACTIVITIES	
Depreciation of Fixed Assets	751.19
Net cash provided by (Used In) Investing Activities	751.19
CASH FLOWS FROM FINANCING ACTIVITIES	
Member Distributions	(565,481.10)
Treasury Stock	0.00
Net Cash Provided By (Used In) Financing Activities	(565,481.10)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(768,358.09)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	866,078.20
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**$97,720.11**

The accompanying notes are an integral part of these financial statements.

Liberty Global Capital Services, LLC

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended March 31, 2016

	Contributed Capital	Accumulated Income	Total Member's Equity
Balance at April 1, 2015	$ -	$865,481.10	$865,481.10
Net Income for the year ended March 31, 2015	-	(18,626.82)	(18,626.82)
Member Contributions	-	-	-
Member Distributions	-	(565,481.10)	(565,481.10)
Prior Period Adjustment	-	-	-
Balance at March 31, 2015	$ -	$ 281,373.18	$ 281,373.18

The accompanying notes are an integral part of these financial statements.

LIBERTY GLOBAL CAPITAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
March 31, 2016

NOTE A- SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Liberty Global Capital Services, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company was formed as a Limited Liability Company on April 6, 2004. The Financial Industry Regulatory Authority, Inc. (FINRA) FINRA approved the Company's application to provide private placement services for its clients. The Company has adopted a fiscal year ending March 31.

Description of Business

The Company, located in Boston, MA is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC"). The Company operates under SEC Rule 15(k)(2)(i) which provides an exemption for "A Special Account of the Benefit of Customers."

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable- Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the date received by the escrow agent from the investor.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and includes cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended March 31, 2016 the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

For federal income tax purposes, Liberty Global Capital Services, LLC, a limited liability company has elected to be taxed as a partnership. The federal taxation occurs at the partnership level.

Concentration

The company has revenue concentrations; the firm specializes in private placements.

LIBERTY GLOBAL CAPITAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
March 31, 2016

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.
There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement of Exemption of Reserve Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires the Company maintains minimum Net Capital pursuant to fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate it's net capital requirement under the alternative reserve requirement method.

NOTE C- POSSESSSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15(k)(2)(i).

NOTE D – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedure related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE E- COMMITMENTS AND CONTINGENCIES

Liberty Global Capital Services, LLC does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE F- ADVERTISING

The advertising amount for the fiscal year ending March 31, 2016 was $46.36.

LIBERTY GLOBAL CAPITAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
March 31, 2016

NOTE G- SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through May 23, 2016, which is the date the financial statement was available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended March 31, 2016

See accountant's audit report

Liberty Global Capital Services, LLC
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended March 31, 2016

Computation of Net Capital

Total Stockholder's equity:		$ 281,373.00
Nonallowable assets:		
Other Assets	1,205.00	
Prepaid Expenses	875.00	
Property & Equipment	1,252.00	
Accounts receivable – other	256,214.00	(259,546.00)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		21,827.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 5,062.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 16,827.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 75,893.00
Percentage of aggregate indebtedness to net capital	347.70%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of March 31, 2016	$ 21,827.00
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	0.00
Change in Haircuts	(0.00)
Change in Undue Concentration	0.00
NCC per Audit	21,827.00
Reconciled Difference	$ (0.00)

Liberty Global Capital Services, LLC
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended March 31, 2016

Exemptive Provisions Rule 15c3-3

The Company claims an exemption from Rule 15c3-3 under (k)(2)(i) "Special Account for the Benefit of Customers".

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at April 1, 2015	$ -
Additions	-
Reductions	-
Balance of such claims at March 31, 2016	$ -

REPORT ON BROKER DEALER EXEMPTION

For the year ended March 31, 2016

See accountant's audit report

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

May 24, 2016

To the Board of Directors
Liberty Global Capital Services, LLC
10 Liberty Square
Boston, MA 02109

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Liberty Global Capital Services, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Liberty Global Capital Services, LLC. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(1), and (2) Liberty Global Capital Services, LLC. stated that Liberty Global Capital Services, LLC. met the identified exemption provisions throughout the most recent fiscal year without exception. Liberty Global Capital Services, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Liberty Global Capital Services, LLC.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

Liberty Global Capital Services, LLC

May 24, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE March 31, 2016

Dear Mr. Richardson Jr.,

Please be advised that Liberty Global Capital Services, LLC has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of April 1, 2015 through March 31, 2016. Liberty Global Capital Services, LLC did not hold customer securities or funds at any time during this period and does business on a limited basis (assist clients in raising fund of limited liability partnerships). Liberty Global Capital Services, LLC's past business has been of similar nature and has complied to this exemption since its inception, April 6, 2004.

Kevin Johnson, the president of Liberty Global Capital Services, LLC has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review March 31, 2016.

Kevin Johnson has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Liberty Global Capital Services, LLC's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (617) 451-9595.

Very truly yours,

Liberty Global Capital Services, LLC.
Kevin Johnson
President

225 Franklin Street, 26th Floor Boston MA 02110
Telephone: 617 451 9595 Fax: 617 451 9599